Pricing Supplement No. 133L Dated January 31, 2002 (To Prospectus dated October 31, 2001 and Prospectus Supplement dated November 9, 2001)	Rule 424(b)(5) File No's. 333-71876 CUSIP #: 46623E AV1

J.P. MORGAN CHASE & CO.
[X]	Senior Medium-Term Notes, Series C Due From Nine Months to Thirty Years from Date of Issue
[ ]	Subordinated Medium Term Notes, Series A Due From Nine Months to Thirty Years from Date of Issue

Principal Amount:	$385,000,000.00
Issue Price:	100%
Commission or discount:	$ 385,000.00
Proceeds to Company	$384,615,000.00

Agents	Principal Amount To be Purchased
J.P. MORGAN SECURITIES INC.	$ 377,300,000.00
SANDLER O'NEILL & PARTNERS LP	$ 3,850,000.00
UTENDAHL CAPITAL PARNTERS, LP	$ 3,850,000.00

Agents' Capacity: if as principal	[ ] As agent	[X] As principal
[ ]	The Notes are being offered at varying prices relating to prevailing market prices at the time of sale. SEE BELOW
[X]	The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).
Original Issue Date:	February 5, 2002
Stated Maturity:	February 5, 2004

Form:  [X]   Book-entry   [_]  Certificated
Currency:  U.S. Dollars

[  ]  Fixed Rate Note:
      Interest Rate:
[X] Floating Rate Note:	CD [ ]	Commercial Paper Rate [ ]	LIBOR Telerate [X]	LIBOR Reuters [ ]
	Treasury Rate [ ]	Prime Rate [ ]	CMT [ ]

Initial Interest Rate:   Not Applicable
Interest Determination Dates:   Two London business days prior to each interest reset date.

Interest Payment Dates:  The 5th day of every month commencing with March 5, 2002.

Interest Reset Dates:  The 5th of every month commencing with March 5, 2002.

Index Maturity:   1 month LIBOR
Spread (+/-):      +.135%

Multiplier:

Maximum Interest Rate: Not Applicable    Minimum Interest Rate:  Not Applicable
Optional Redemption: Yes [  ] No [X]

Other:

Recent Developments

     On January 16, 2002, we announced our 2001 fourth quarter and annual results. Fourth quarter 2001 operating earnings were $0.12 per share, compared with $0.37 per share in the fourth quarter of 2000. Operating income was $247 million in the fourth quarter, compared with $763 million one year ago. Reported net income, which includes merger and restructuring costs, was a loss of $332 million or $0.18 per share in the fourth quarter of 2001. This compares with profits of $708 million, or $0.34 per share, in the fourth quarter of 2000.

     For full year 2001, operating earnings per share were $1.65, compared with $2.96 in 2000. Operating income was $3.41 billion, compared with $5.93 billion in 2000. Reported net income was $1.69 billion, or $0.80 per share, compared with $5.73 billion, or $2.86 per share, in 2000.

     As described in our press release, fourth quarter results were negatively affected by events at Enron Corporation and in Argentina, as well as by continued private equity losses at JPMorgan Partners. Developments at Enron and in Argentina during the fourth quarter of 2001 increased our credit costs and reduced trading and other revenues by a total of $807 million. Separate from, and in addition to the Enron- and Argentina-specific charges, we increased our loan loss reserves by an additional $510 million in response to deteriorating market conditions.

     Following the above-referenced earnings announcement, Standard & Poor's Rating Services revised its outlook on J.P. Morgan Chase and our subsidiaries from stable to negative, citing as its reasons for the revision the above-referenced negative factors as well as negative revenue trends, a poor environment for our investment banking business and the uncertainties surrounding the Enron-related litigation.

     The litigation referred to above relates to an action initiated by us against several major insurance companies seeking payment under Enron-related surety bonds issued by those companies, and an action against Westdeutsche Landesbank ("WLB") seeking to compel payment under an Enron-related letter of credit issued by WLB. We intend to pursue these litigations vigorously and to seek full payment from the sureties and WLB. However, there can be no assurance as to the outcome of these litigations or of any other litigation or proceeding by or against J.P. Morgan Chase relating to Enron.

     Further information relating to our financial results and the other matters referred to above is contained in our reports filed with the SEC and referred to under "Where You Can Find More Information About J.P. Morgan Chase & Co." in the attached prospectus.